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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               Washington, D.C. 20549
[_] Check box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5        Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction (b).       Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.          Name and Address of Reporting Person*

  Fred B. Craves
   c/o Bay City Capital LLC
--------------------------------------------------------------------------------
  (Last)                   (First)                          (Middle)

  750 Battery Street, Suite 600
--------------------------------------------------------------------------------
  (Street)

  San Francisco,               CA                          94111

--------------------------------------------------------------------------------
  (City)                   (State)                          (Zip)

2.  Issuer Name and Ticker or Trading Symbol Medarex, Inc. (MEDX)
                                             -----------------------
3.  IRS Identification Number of Reporting Person, if an entity
    (Voluntary) -
                --------------
4.  Statement for Month/Year  November 2001
                             ---------------------------------------------------
5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------
6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     X Director    ___ Officer             ___ 10% Owner    ___ Other
     -                   (give title below)                      (specify below)

                       Chairman of the Board of Directors
                       -----------------------------------

7.  Individual or Joint/Group Filing (Check applicable line)
      X  Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

           Table I--Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1.  Title            2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
     of                 action     action          or Disposed of (D)                Securities           ship          of In-
   Security             Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)           (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                        Day/    -----------------------------------------------      End of               (D) or        ficial
                        Year)                                                        Month                Indirect      Owner-
                                  Code     V      Amount       (A) or    Price       (Instr. 3 and 4)     (I)           ship
                                                               (D)                                        (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             11/1/01   S               1,564          (D)   20.2332                                I     In a series of
-------------------------------------------------------------------------------------------------------------------- open market
Common Stock             11/2/01   S                 354          (D)   20.4442                                I     transactions
-------------------------------------------------------------------------------------------------------------------- BCC Acquisition
Common Stock             11/5/01   S               1,254          (D)   20.2861                                I     I LLC sold
-------------------------------------------------------------------------------------------------------------------- 474,400 shares
Common Stock             11/6/01   S               1,106          (D)   20.3324                                I     of Issuer's
-------------------------------------------------------------------------------------------------------------------- Common Stock
Common Stock             11/7/01   S               7,106          (D)   20.8217                                I     during November
-------------------------------------------------------------------------------------------------------------------- 2001. See
Common Stock             11/8/01   S               2,614          (D)   22.3235         111,894                I     explanation 1
                                                                                                                     below for the
                                                                                                                     nature of the
                                                                                                                     Reporting
                                                                                                                     Person's
                                                                                                                     indirect
                                                                                                                     ownership.
------------------------------------------------------------------------------------------------------------------------------------

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of                                                       Disposed of (D)
                                      Deriv-              (Month/                                    (Instr. 3, 4, and 5)
                                      ative               Day/
                                      Security            Year)
                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            of De-        of In-
                                 Date                                           ative       Secur-           rivative      direct
                                 (Month/Day/                                    Secur-      ities            Security      Bene-
                                 Year)                                          ity         Bene-            Direct (D)    ficial
                                                                                (Instr.     ficially         or Indirect   Owner-
                               --------------------------------------------     5)          Owned            (1) (Instr.   ship
                               Date     Expira-              Amount or                      at End           4)            (Instr.
                               Exer-    tion     Title       Number of                      Month                          4)
                               cisable  Date                 Shares                         (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

1. Fred B. Craves' indirect ownership of the Issuer's Common Stock is derived as follows: The Bay City Capital Fund I, L.P. ("BCC") has approximately a 74.634% proportional interest in the capital account of BCC Acquisition. Bay City Capital Management LLC ("BCC Management") owns a 3.75% general partnership interest in BCC. The Craves Group LLC owns a 50% proportional interest in the capital account of BCC Management. Fred B. Craves owns a 1/3 proportional interest in the capital account of The Craves Group LLC. In addition, The Craves Group LLC has a 10% limited partnership interest in BCC. The Reporting Person disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest therein.

          /s/ Fred B. Craves                             12/7/01
          --------------------------------------        -----------
          **Signature of Reporting Person               Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

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